UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On January 21, 2025, the Board of Directors of Tantech Holdings Ltd, a British Virgin Islands company (the “Company”), approved a proposal to effect a share consolidation (the “Share Consolidation”) of the Company’s authorized issued common shares at the ratio of one-for-forty (the “Board Resolution”).

Reason for the Share Consolidation

The Share Consolidation is being effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price (which the Company was previously advised it was in non-compliance with).

Effects of the Share Consolidation

Effective Date; Symbol; CUSIP Number. The Share Consolidation will become effective on February 13, 2025 and will be reflected with NASDAQ Capital Market and in the marketplace at the open of business on February 13, 2025 (the “Effective Date”), whereupon the common shares begin trading on a split-adjusted basis. In connection with the Share Consolidation, the Company’s common shares continue to trade on NASDAQ Capital Market under the symbol “TANH” but trade under a new CUSIP Number, G8675X156.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s common shares held by each shareholder will be converted automatically into the number of whole common shares equal to (i) the number of issued and outstanding common shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) forty (40).

No fractional common shares will be issued to any shareholders in connection with the Share Consolidation.

The Company may purchase, redeem or otherwise acquire at market value any fractional shares without the consent of the relevant shareholder(s) and shall pay the repurchase price no later than 30 days after the effective date of the repurchase.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Share Consolidation to each requesting shareholder.

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

Tel: (212) 828-8436

Fax: (646) 536-3179

Please contact VStock Transfer, LLC for further information, related costs and procedures before sending any certificates.

British Virgin Islands Filing. The Company will not be required to amend its memorandum and articles of association, as amended (the “Memorandum and Articles”), in connection with the Share Consolidation. As a result, no amendment to the Memorandum and Articles will be filed with the Registrar of Corporate Affairs in the British Virgin Islands. Following the Share Consolidation, the Company will file the Board Resolutions and an updated register of members with the BVI administrator to reflect the combined shares effected on the Effective Date.

Authorized Shares. The Company is authorized to issue an unlimited number of common shares of no par value each. At the time the Share Consolidation is effective, there will be no change to the authorized shares or par value of the common shares, and all issued and outstanding shares are consolidated at the ratio of one-for-forty.

Capitalization. Prior to the Effective Date, there are 47,556,466 common shares outstanding. As a result of the Share Consolidation, approximately 1,188,911 common shares will be outstanding (subject to redemptions of fractional shares).

The Company issued a press release announcing the foregoing matters on February 10, 2025.

Exhibit Number	Description of Exhibit
99.1	Press release dated February 10, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: February 10, 2025	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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